02041239

FORM 6-K

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

P.E.
For ...1-31 May....2002

UNITED UTILITIES PLC

(Translation of registrant's name into English)

Dawson House, Great Sankey
Warrington, Cheshire ENGLAND WA5 3LW
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F......X...... Form 40-F..............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......... No...X......

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Date: 7 June 2002

BY.............................
Paul Davies
Assistant Secretary

* Print the name and title of the signing officer under his signature

BIG WATER USERS BUY IN EXPERTISE

MAY 15, 2002

Competition for industry's most demanding water users will be a market worth £1.5 billion in the next five years, a report reveals.

And United Utilities has been singled out as the UK market leader, making it the third largest in Europe terms of overall market share.

Large water users such as paper mills, steel works, food manufacturers and chemical plants depend on specialised water and wastewater processing.
Traditionally they have connected to their local water company's mains or sewer network, with any additional treatment requirements carried out in-house.

But, according to research consultants Frost and Sullivan, increasing numbers of industrial water users are now buying in this extra water processing expertise.

United Utilities, the multi-utility company, has 21 such contracts from Fort William to Falmouth, including clients such as Sony, Dairy Crest, Vauxhall Motors and the Environment Agency.

The on-site schemes range from the production of super-pure water for car paint finishes to the removal of heavy metals from ground water seeping into a river from a disused tin mine. Other contracts involve the tankering of liquid waste for treatment off-site.

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John Lafon, United Utilities' business sales and marketing director, said: "Water is the life-blood of big industry, but properly managing it to today's manufacturing and environmental standards is no mean feat.

"By outsourcing water and wastewater treatment to the experts, industries can buy in a tailor-made processing solution, leaving their own employees to get on with what they know best – running the core business.

"As more and more industrial customers cotton on to the idea of reducing their costs by carrying out water and wastewater treatment on-site, we see more opportunities opening up here and abroad."

United Utilities is the largest manager of water and wastewater assets in the UK, serving a population of 10 million.

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Notes to editors:

United Utilities owns and manages the regulated water and electricity networks in North West England. It also operates and manages the water and wastewater network for Welsh Water Dwr Cymru.

For a full copy of the report contact John Raspin, Frost & Sullivan Ltd, on 020 7915 7814

BURY'S £13 MILLION ENVIRONMENT BOOST

MAY 20, 2002

Freshwater fish and other wildlife relying on the river Irwell in Bury will soon be able to count on a substantially cleaner environment thanks to a major £13 million improvement scheme planned by United Utilities.

Over the next two years the company is installing an extra level of treatment at Bury wastewater treatment works, Crossfield Street, Blackford Bridge to remove ammonia and significantly boost river water quality both in the town and beyond.

Preliminary works have already started on building tanks to harness the biological powers of benign 'super bugs' that literally digest sewage – cutting the amount of solid waste by about two-thirds and reducing ammonia levels in water discharged into the Irwell by around 75 per cent.

United Utilities project manager Ian Patheyjohns said: "The new system will enhance already high levels of treatment at Bury and will lead to a marked improvement in the quality of water in the Irwell, creating a cleaner environment for fish and wildlife – and a better quality of life for local people.

"When the tanks have been built, wastewater will pass through a layer of small polystyrene pellets and air will be added, encouraging bacteria to grow. The bacteria will then 'feed' on the sewage, cleaning it to an even higher standard and helping to improve oxygen levels in the river."

The improvements are being carried out to comply with stricter European water quality standards relating to freshwater fish.

At the same time, United Utilities will take the opportunity to transform a hectare of disused land formerly occupied by sludge holding and drying beds into a wild flower meadow.

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WARRINGTON GARDENERS ARE KEEN TO GO GREEN

MAY 21, 2002

Householders in Warrington have proved that they really are green minded as well as green fingered.

Hundreds of visitors, enjoying the sunshine, flocked to the Asda car park at Birchwood to pick up a bargain water butt or composter bin at a sale held by United Utilities and Warrington Borough Council on Sunday.

Green fingered gardeners bought a total of 367 water butts and 844 composters – enough to save over 16,000 gallons of rainwater and recycle enough compost to fill over 8,000 gro-bags!

There was also a chance for shoppers to pick up a free Save-a-flush device for saving water in the toilet cistern. These are still available by calling United Utilities on 0845 7462200.

Jamie Miller of United Utilities said: "The day was a huge success. We'd like to say a big thank you to everyone who came along. It's great to see so many people doing their bit for the environment."

"Why let rainwater and organic rubbish go to waste? It's free and it does wonders for the garden!"

"The less tap water people use, the less we need to take from rivers and reservoirs – which is good news for the environment."

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A DAY IN THE PARK

May 14, 2002

Members of the Lake District National Park were treated to a bus tour with a difference as part of a sharing information day.

As a major landowner in the National Park, United Utilities estate team invited the members to spend the day with them to improve and increase their understanding of how they manage the company's estate.

Paul Phillips, United Utilities estate team leader, said: "We wanted to demonstrate how we manage the land for landscape conservation, heritage and still maintain public access. In particular we looked at areas where we work in partnership with the National Park. We also covered how drinking water supply requirements influence our options on the estate.

"It was a very successful day and I think everyone involved got a lot out of it."

The day started with a talk at United Utilities' estate office at Thirlmere. The members then boarded a bus to be taken around the reservoir and its catchment area while they were talked through the work of the estate team.

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The day ended with a walk up to Hill Fort, at Shoulthwaite, with a National Park archaeologist to demonstrate how they are working with the National Park on heritage sites such as this to provide information for visitors.

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For further information, please contact the Newsroom: 01925 233023

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RAINDROPS TO MAKE MUSIC FOR SCHOOLCHILDREN

MAY 14, 2002

Children at Kendal Nursery School will be learning and playing to the sound of beating drums in future – but only when it's raining.

Following the prompting of United Utilities' process controller, Tony Liddell from Dunmail water treatment works, whose four-year-old daughter Alice attends the school, the company has provided the school with beech wood from its Haweswater estate.

Four large pieces of the beech wood have been hollowed out and sculptured into drums by Paddy Burton and the rest of the wood has been used to make benches for the children.

The drums have been placed around the foot of a hazel tree which the children have planted. The children will be able to play the drums and once the hazel tree has grown the rain water will fall onto the drums and make its own music.

United Utilities woodland officer, Matt Dixon, who arranged for the wood to be donated and transported to the school, said: "It was such a lovely idea we couldn't resist helping out by supplying the wood. We hope the children will get a lot out of their new percussion instruments."

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Matt, Tony Lidell and the sculptor will be paying a visit to the school on Thursday, May 16th, at 3-15pm to see the children have a go at playing their new musical instruments.

Photographers and reporters and invited to attend the musical session. The school is on Queens Road, Kendal, and is also known as Brantwood School.

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For further information and to arrange attendance, please contact the Newsroom on: 01925 233023.

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UNDERGROUND HELP FOR HOUSEHOLDERS

MAY 14, 2002

Specialist tunnelling equipment is being drafted in to help reduce the risk of sewers overflowing in parts of Stretford.

Working four metres below the surface of Moss Road, Stretford, the machine will bore a 120-metre long tunnel to allow space for a new sewer.

The same machine will then be used to tunnel a 60-metre length further along Moss Road before the whole job is completed in July.

United Utilities project manager Martin Griffin said: "By increasing the size of the sewer the network can cope with more stormwater when it rains, therefore reducing the risk of flooding on the surface."

By using a tunnelling machine most of the work to replace the sewers takes place underground, with minimum disruption for residents and drivers on the surface.

Martin added: "The ground conditions under Moss Road have proved more difficult than we expected so we are a bit behind schedule and I apologise for any inconvenience but all the road closures will be finished by May 24."

The work under Moss Road is the final phase of a £550,000 scheme which will see more than 490 metres of sewers replaced to enlarge the capacity of the network.

The project is part of United Utilities' ongoing £29 million investment to tackle sewer-related flooding across the north west in the next three years.

In total, between 2000 and 2005 United Utilities will have invested more than £3 billion in water quality and environmental improvement schemes in the north west – the largest programme of its kind in the country and equivalent to more than £1,000 per household in the region.

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For further information, please contact the United Utilities' newsroom John Carberry: 01925 233033

News Channel, the online news service for journalists, is now available at www.unitedutilities.com

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FAST-GROWING ENERGY BUSINESS APPOINTS NEW MANAGERS

MAY 20, 2002

United Utilities' fast-growing green energy business, one of the UK's leading developers of renewable energy, has appointed three new managers.

Ian Smith has joined as senior business development manager and will lead the development team based in Warrington.

He will be looking to take advantage of business opportunities in the green energy markets.

With a degree in town planning from University of Wales, Ian has followed a career in planning consultancy, commercial property development and volume house-building and joins the business from Bryant Homes, where he was regional managing director in the North West of England.

Originally from Birmingham, he now lives in Lymm, Cheshire, with his wife and two children. He supports Birmingham City, plays golf at Lymm Golf Club and enjoys five-a-side football, cycling and fell walking.

Paul Hunt has also joined the team based in Warrington as a business development manager. He has a background in electricity distribution and power generation, most recently with United Utilities' distribution business in the North West of England.

A chartered electrical engineer with a degree in engineering and business studies Paul now lives with his wife and daughter in Chester.

Mike Batt has joined the team based in Cardiff as a business development manager.

Originally from South West Wales, he now lives in Cardiff with his wife and son. He supports Llanelli RFC and enjoys golf.

United Utilities Green Energy has a diverse range of technologies already within its portfolio, ranging from hydropower and energy from waste, to offshore wind and on-site embedded generation.

Harvey West, development director for United Utilities Green Energy, said: "The strengthening of our development team is a vital step forward in moving to deliver the rapid growth that we anticipate for our business over the next few years and securing us a place as one of the top three players in the green energy market.

"The experience that Ian, Paul and Mike bring to the business will help both create and secure the significant opportunities available to us in this exciting new industry and I am delighted they are on board."

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For further information, please contact Ian Latta: 01925 233328/233023

News Channel, the online news service for journalists, is now available at www.unitedutilities.com

UUCON-0100-05-02-IL

Notes to editors

With increasing evidence of the effects of global warming and with the Government committed to providing 10 per cent of the UK's electricity from green sources before

2010, the future for green energy looks bright. Estimates put market growth at up to 25 per cent per year.

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United Utilities Green Energy business is already one of the UK's leading renewable energy developers in small-scale hydro schemes, landfill and mine gas generation

The business currently operates nearly 50 schemes and produces more than 74MW of electricity, enough to power 142,000 homes, saving more than 3 million tonnes of carbon dioxide.

United Utilities is a multi-utility company with operations across the UK and around the globe. It is now the largest operator of water and wastewater treatment systems in the UK and manages water and wastewater operations in Wales on behalf of Dwr Cymru Welsh Water.

Green Energy is looking to develop one of the UK's largest offshore wind farms off the South Wales coast, near Port Talbot. Up to 30 turbines would be installed, generating a potential 90 megawatts – enough to provide power for up to 82,000 homes and saving an estimated 4 million tonnes of carbon dioxide emissions over its 20-year operational life.

Green Energy also advises businesses on energy saving measures they can take to save money, and meets the cost of any equipment installation as part of a unique and innovative partnership deal. The company recovers its investment by claiming a percentage of the savings each business makes over an agreed period. More than 150 such partnerships are already in place, generating well over £2 million of savings a year for customers.

UNITED UTILITIES WINS FIRST METERING SERVICES CONTRACT OF ITS KIND TO BE AWARDED BY BRITISH GAS

MAY 21, 2002

United Utilities has won the first contract to be placed by British Gas in the newly competitive UK market for meter provision and maintenance.

The contract, which covers around 5 million customer meters, is worth £225 million over five years.

Through its subsidiary, United Utilities Networks, the company will install, maintain and repair domestic gas and electricity meters for British Gas customers in the North West and North East of England, as well as North Wales.

The contract, for work previously carried out by Transco and local electricity distribution companies, will provide improved standards of service with enhancements including longer operating hours and improved customer information.

Under the terms of the deal, meters will be owned and rented out to British Gas by a new special purpose company set up by United Utilities PLC and Abbey National Treasury Services PLC. All operational aspects of meter installation and maintenance will be handled by the United Utilities Networks business.

United Utilities Networks is the first UK business to use cutting edge technology which allows two-way electronic transfer of operational data from a customer's meter to the company's field staff and call centre team.

This is the second ground-breaking UK utility operations outsourcing deal won by United Utilities which last year secured a four-year £450 million contract to operate the assets of Welsh Water. And last month, the company won a £15 million contract to manage a three year programme of meter installation and replacement in Wales.

John Roberts, chief executive of United Utilities, said: "We are delighted to be the first company in the UK to be awarded this type of contract. This deal confirms our status as the leader in the UK utility asset and operations outsourcing market.

"Working closely with British Gas, we have developed a package of customer service initiatives which we believe will make this type of work routine and trouble free for British Gas customers in the future."

Mark Clare, managing director of British Gas, said: "This is the first time a contract of this type has been awarded. Once again, British Gas is leading the way in improving services for customers."

The managing director of Abbey National Treasury Services, Mark Pain, added: "Abbey National has a strong track record in financing infrastructure and utility projects. This is a ground-breaking deal for British Gas, United Utilities and Abbey National that has the potential to be a benchmark for future asset outsourcing deals."

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For further information contact the United Utilities Newsroom on 01925 233230 or Richard Dymond at British Gas on 01784 645346.

To request a photograph, which can be sent via e-mail or ISDN, please contact United Utilities on the number above. Alternatively, photographs can be downloaded from the Newscast website on www.newscast.co.uk

Notes for Editors

- British Gas's current arrangements for meter reading are not affected by this announcement
- United Utilities Networks is one of the UK's largest provider of multi-utility connections and metering
- The business was created through the merger of the multi-utility connections businesses of United Utilities and Hyder. It provides integrated connections solutions in electricity, gas, water and wastewater as well as metering services
- Major contracts won to date include the Lowry Centre, Trafford Centre and Commonwealth Games stadium in Manchester and Liverpool's John Lennon Airport
- The business already handles the operation and maintenance of over 2.7 million gas, electricity and water meters

UUCON-0015-05-02-JW

PENRITH GETS QUALITY TREATMENT

MAY 20, 2002

A £500,000 scheme to improve the quality of water supplies for customers in Penrith is now complete.

After weeks of work in the town centre, United Utilities has replaced 7km of Victorian cast iron water mains with new, durable plastic pipes.

It is the first part of a £1.5m investment programme by the company to improve the quality of water supplies to 2,000 homes and businesses in the town.

United Utilities contract engineer Paul Wheadon said: "I would like to thank customers for their patience and co-operation and apologise for any inconvenience while the essential work was carried out.

"The water network for Penrith is now much stronger and will be much less prone to bursts."

The second phase to replace 20km of cast iron mains around Scotland Road and Stricklandgate is already under way.

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Work will then move onto the Scaws estate, Castletown, Meeting House Lane, Beacon Edge, Ullswater Road and parts of Gillwilly industrial estate.The project will last until next May.

Paul added: "This may cause traffic disruption at times but we are doing all we can to minimise inconvenience and I would ask drivers to be patient during these further works."

Mains in the area are cast-iron and some were installed before the turn of the century. Engineers are replacing them using a technique known as slip-lining – the equivalent of key-hole surgery for water mains.

Lengths of main will be welded together on the surface and then inserted and pulled along the course of the old main.

The benefit of this technique for customers and motorists is that less trench-digging is required and mains can be replaced faster with less disruption.

United Utilities is also asking householders to check the identification of any visitors claiming to be from the company while the work is taking place.

Paul added: "There have been instances of criminals posing as water workers and then distracting householders while they carry out a burglary.

"All our staff and contractors carry identity cards which can be checked by ringing United Utilities – the number is: 0845 7462200."

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EMBARGOED UNTIL 00.01AM TUESDAY MAY 28

COMMONWEALTH COMMUNITY CHAMPIONS ANNOUNCED

Tuesday, May 28 2002

The first community champions of the Manchester 2002 Commonwealth Games are revealed today - the unsung heroes who go the extra mile for their community.

United Utilities, in association with the BBC and the Manchester Evening News, launched a region-wide search to find the Commonwealth Community Champions and reward their tireless work for others in the community.

Winners were announced today (Tuesday, May 28) at the City of Manchester Stadium. They come from all over the North West – from **Cheshire** to **Cumbria, Manchester** to **Merseyside** – and their rewards are much prized tickets to the spectacular Manchester 2002 Commonwealth Games this summer.

The new Commonwealth Champions include:

- **Miss Mary Walsh,** from **Manchester,** who has taught Irish dancing to youngsters for 55 years, often paying for shoes for the children out of her own pocket.
- **Broadfield 2000 Community Group**, **Lancashire,** which raises money for children who don't have holidays, helps the elderly and works to improve the environment.
- **The Cheshire Penguins**, which provides extensive sports and social opportunities for people with learning difficulties.

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- **Rant and Rave** from **Merseyside**, a group of young people who are or have been in care and who work to support other youngsters.
- **Copeland Occupational and Social Centre, Cumbria**, which helps to make life easier for people with physical disabilities by giving them new experiences and organising activities.

They, along with hundreds of other Community Champions from all over the North West, will now be able to enjoy the thrill of the Games thanks to United Utilities.

The Community Champion Award tickets are part of the 10,000 United Utilities – the provider of water and electricity for the North West – is giving away to the community in its capacity as a sponsorship partner to the Games.

The Warrington-based company wanted to ensure that people who would not otherwise be able to get to the Games were given the chance to share in the biggest multi-sport event the UK has ever seen.

United Utilities' chief executive, John Roberts, said: "This was our way of saying a big thank you to those local heroes whose work often goes unrecognised. We had some fantastic nominations and were truly humbled and amazed at how far people will go to help others."

Frances Done, chief executive of Manchester 2002, said: "We are delighted that so many Community Champions from across the North West have the opportunity to see some spectacular sporting action at this summer's Games."

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Other winners include:

- Asian Single Parents Group, **Longsight, Manchester**
- Rainsough Tenants and Residents Association, **Manchester**
- 73-year-old Peter Fish from **Hyde**
- Bibini Family Support Services, **Hulme**
- Manchester Carers Centre, **Manchester**
- Chris Butterworth, from **Sale**
- Volunteers from The Meadows Resource Centre, **Salford**
- Partington Disabled Club, **Urmston**
- Wellspring Kitchen, **Stockport**
- The Indian Association, **Withington**
- Shad All Stars, **Blackburn**
- Clitheroe Wolves FC, **Clitheroe, Lancashire**
- The Friendship Centre, **Lancaster**
- RNIB Volunteer Reader Group, **Tarporley**
- Warrington Carers Centre, **Warrington**
- The South Cheshire Special Needs Table Tennis Club, **Crewe**
- Astmoor Day Services, **Runcorn, Cheshire**
- Parents Youth Support Team, **Northwich, Cheshire**
- Hunts Cross Residents Association, **Liverpool**
- Christ the King Handicapped Children's Group, **Wirral**
- DASH, **St Helens**
- Volunteers working with Knowsley Community and Youth Service, **Huyton**
- Westfield Housing Association in **Cumbria**
- Westfield Housing Association in **Workington**
- Volunteers for The Prince's Trust at Carlisle College, **Carlisle**

A full list of winners can be obtained from United Utilities' website at www.unitedutilities.com

Tickets for the Games are still available by ringing the Commonwealth Games ticket line on 0870 162 2002, or through the official web site at www.commonwealthgames.com

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Note to editors:

- United Utilities is giving away 10,000 tickets to the young, disadvantaged and community groups across the region in its capacity as a sponsorship partner to the Games.

- 5,000 are being distributed through the Community Champions Awards, being run in conjunction with the BBC and the Manchester Evening News. The remaining 5,000 are being distributed through the Government funded 2002 North West Economic and Social SRB Programme, which has set up a number of projects to ensure that disadvantaged communities and businesses in the North West benefit from the hosting of the Games in Manchester.

To find out if there is a Community Champion in your area please visit the United Utilities website at www.unitedutilities.com **or contact the newsroom: 01925 233033.**

UU-0124-05-02-JoC

HEALTH & SAFETY HAS A SILVER LINING

May 22, 2002

United Utilities employees have won a national award in recognition of their work to improve safety at work.

The company has won the prestigious Silver, RoSPA Occupational Health & Safety Awards.

United Utilities' water and electricity employees took responsibility for initiatives to spread the message of safety around their business, agreeing on new arrangements to improve safety performance and ensuring they were carried out.

As a result accidents at work were reduced by 13 per cent from the previous year (2000/2001) *and* days lost at work as a result of accidents were significantly reduced by 500 days.

Health and Safety manager Nick Gill said: "The company recognises the importance of safety and so places it at the top of its agenda for monitoring and improvement. This extends to its suppliers and the wider community.

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Two major initiatives during the year included the introduction of a behavioural safety programme for all staff, to raise awareness to safe and unsafe behaviours in the workplace. There was also a training programme which provided H&S management training to over 1,000 managers and supervisors across the business.

Responsibilities have been established and relationships formed around the regulated businesses in order that the safety policy can be implemented successfully. Key personnel have been identified in each business function and allocated roles and responsibilities.

"There is now a dedicated Safety Business Co-ordinator in every function. Safety representatives and management meet on a quarterly basis to iron out any issues and provide a means of discussing and informing the wider workforce of new procedures and processes," said Nick.

An external audit was carried out of all the health and safety management systems and processes across the water and electricity businesses. The conclusion of the audit was very positive with only a few minor areas for improvement.

"We are extremely pleased with the achievements made over the last year and feel that we now have the systems in place to further improve health and safety for everyone at work. And it is great to receive recognition for all the effort that everyone has put in to getting us to where we are today."

David Hodgson, safety representative received the award on behalf of the company at a ceremony at the Hilton Birmingham Metropole Hotel, National Exhibition Centre during Safety and Health Expo 2002.

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For further information, please contact the Newsroom: 01925 233023/233023

News channel, the online news service for journalists, is now available at www.unitedutilities.com

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